December 23, 2016

Rahul K. Patel, Attorney

Coy Garrison, Special Counsel

100 F Street, N. E.

Securities and Exchange Commission

Washington, D.C. 20549

Re:	FinTech Acquisition Corp. II Draft Registration Statement on Form S-1 Submitted September 6, 2016 As amended October 28, 2016 CIK No. 0001683695

Dear Messrs. Patel and Garrison:

This letter sets forth the responses of FinTech Acquisition Corp. II (the “Company”) to the comments set forth in the letter of comment dated November 21, 2016 to the above-referenced draft registration statement. For your convenience, we first set forth each comment in bold type, followed by the Company’s response. Captions and page references herein are to the registration statement filed with the Securities and Exchange Commission concurrently herewith.

FinTech I, page 88

1.                  We note your response to prior comment 2 and revised disclosure on page 88. Please revise to state that a portion of the acquisition consideration was used to refinance FTS’s indebtedness and, if true, that the combined company had a substantial amount of indebtedness following the merger.

In response to the staff’s comment, the Company has provided the requested disclosure under the subsection of “Management” captioned “FinTech I” at page 90.

2.                  We note that each unit consists of one share of common stock and one-half of one warrant. Please revise your legal opinion to also state that the warrants are binding obligations under the law of the jurisdiction governing the warrant agreement. Refer to Staff Legal Bulletin No. 19 for guidance.

The legal opinion has been revised to also state that the warrants are binding obligations under the law of the jurisdiction governing the warrant agreement.

Rahul K. Patel, Attorney

Coy Garrison, Special Counsel

December 23, 2016

If you have any questions regarding this letter, please contact Amanda Abrams, the Company’s legal counsel, at (215) 731-9450.

Very truly yours,

/s/ James J. McEntee, III

James J. McEntee, III
President and Chief Financial Officer
FinTech Acquisition Corp. II